SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              Allied Holdings, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    019223106
                                 (CUSIP Number)

                              Kathryn Sanders, Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                              Los Angeles, CA 90071
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO. 019223106                                        13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS:

               Sopris Partners, Series A of Sopris Capital Partners, LP

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                37-1520276
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
              INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                        OO
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Delaware
--------------------------------------------------------------------------------
              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
              PERSON WITH:
--------------------------------------------------------------------------------
              7. SOLE VOTING POWER

                       0
--------------------------------------------------------------------------------
              8. SHARED VOTING POWER

                       400,295
--------------------------------------------------------------------------------
              9        SOLE DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
              10       SHARED DISPOSITIVE POWER

                       400,295
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       400,295
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     4.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                     PN
--------------------------------------------------------------------------------

     CUSIP NO. 019223106                                        13D

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS:

                           Sopris Capital, LLC

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                20-3978493
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
              INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                                       OO
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                    Delaware
--------------------------------------------------------------------------------
              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
              PERSON WITH:
--------------------------------------------------------------------------------
              7. SOLE VOTING POWER

                       0
--------------------------------------------------------------------------------
              8. SHARED VOTING POWER

                       400,295
--------------------------------------------------------------------------------
              9        SOLE DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
              10       SHARED DISPOSITIVE POWER

                       400,295
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       400,295
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   4.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                   OO
--------------------------------------------------------------------------------

     CUSIP NO. 019223106                                        13D

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS:

                             Aspen Advisors LLC

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                13-4118717
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
              INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                      OO
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Delaware
--------------------------------------------------------------------------------
              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
              PERSON WITH:
--------------------------------------------------------------------------------
              7. SOLE VOTING POWER

                       0
--------------------------------------------------------------------------------
              8. SHARED VOTING POWER

                       244,800
--------------------------------------------------------------------------------
              9        SOLE DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
              10       SHARED DISPOSITIVE POWER

                       244,800
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       244,800
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   2.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                   OO, IA
--------------------------------------------------------------------------------

     CUSIP NO. 019223106                                        13D

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS:

                         Sopris Capital Advisors, LLC

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                20-3177754
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
              INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       OO
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Delaware
--------------------------------------------------------------------------------
              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
              PERSON WITH:
--------------------------------------------------------------------------------
               7. SOLE VOTING POWER

                        0
--------------------------------------------------------------------------------
               8. SHARED VOTING POWER

                        645,095
--------------------------------------------------------------------------------
               9        SOLE DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                        645,095
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        645,095
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    7.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                    OO, IA
--------------------------------------------------------------------------------

     CUSIP NO. 019223106                                        13D

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS:

                                Nikos Hecht

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
              INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                      OO
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States
--------------------------------------------------------------------------------
              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
              PERSON WITH:
--------------------------------------------------------------------------------
              7. SOLE VOTING POWER

                       0
--------------------------------------------------------------------------------
              8. SHARED VOTING POWER

                       889,895
--------------------------------------------------------------------------------
              9        SOLE DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
              10       SHARED DISPOSITIVE POWER

                       889,895
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       889,895
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    9.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                     IN
--------------------------------------------------------------------------------

     CUSIP NO. 019223106                                        13D


Item 1.           Security and Issuer

         This Statement on Schedule 13D is being filed with respect to the Common Stock (the "Common Stock") of Allied Holdings, Inc., a Delaware corporation (the "Company"). The address of the Company's principal place of business is 160 Clairemont Avenue, Suite 200, Decatur, GA 30030.


Item 2.           Identity and Background

(a-c)

         This Statement on Schedule 13D is being filed by Sopris Partners, Series A of Sopris Capital Partners, LP ("Sopris Partners"), Sopris Capital, LLC ("Sopris Capital"), Aspen Advisors LLC ("Aspen Advisors"), Sopris Capital Advisors, LLC ("Sopris Advisors") and Nikos Hecht (each a "Reporting Person" and collectively, the "Reporting Persons"). The principal business office of Aspen Advisors is 152 West 57th Street, New York, NY, 10019. The principal business office of each of Sopris Partners, Sopris Advisors, Sopris Capital and Mr. Hecht is 314 S. Galena Street, Suite 300, Aspen, CO 81611.

         Sopris Partners is a Delaware limited partnership and a private investment partnership, investing principally in securities of distressed companies. Sopris Capital is a Delaware limited liability company, the business of which is acting as the general partner of Sopris Partners. Each of Aspen Advisors and Sopris Advisors is a Delaware limited liability company, the business of which is investment management for affiliated partnerships and funds, including Sopris Partners, and a limited number of institutional and other large private investors. Mr. Hecht is the managing member of Aspen Advisors and Sopris Advisors and is the sole member of the managing member of Sopris Capital, and is engaged, through Aspen Advisors and Sopris Advisors, in the business of organizing private investment partnerships and providing investment management to such partnerships and other institutional and private investors.

         As the managing member of Aspen Advisors and Sopris Advisors, the sole member of the managing member of Sopris Capital and the owner of a majority of the membership interests in each of Aspen Advisors, Sopris Advisors and Sopris Capital, Mr. Hecht may be deemed to be the controlling person of Aspen Advisors, Sopris Advisors and Sopris Capital and, through Sopris Capital, Sopris Partners.

(d)      Criminal Proceedings

         During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer or director of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Civil Securities Law Proceedings

     CUSIP NO. 019223106                                        13D


         During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer or director of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship

         Mr. Hecht is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.           Purpose of Transaction

         Prior to March 14, 2007, the Reporting Persons reported their ownership of Common Stock of the Company, which is currently operating as a debtor-in-possession under Chapter 11 of the Bankruptcy Code, on Schedule 13G. On March 14, 2007, Sopris Advisors submitted a letter to the Executive Chairman of the Board of Directors of the Company seeking (a) to slow down the current, highly-accelerated timetable in respect of a term sheet for a plan of reorganization prepared by Yucaipa American Alliance Fund 1 L.P. and Yucaipa American Alliance (Parallel) Fund 1 L.P. ("Yucaipa") and adopted by the Company and filed as part of its Plan and Disclosure Statement on March 2, 2007 (the "Yucaipa Plan") and (b) a "time-out" for the Company and the other parties in interest to evaluate, in good faith, the summary of terms of the proposed plan of reorganization prepared by Sopris Partners, Series A of Sopris Capital Partners, LP (the "Sopris Plan"). In the March 14, 2007 letter, Sopris Advisors also demands that the Company seek an order from the bankruptcy court (a) to slow down the proceedings with respect to the Yucaipa Plan in order to provide for a fair and open reorganization process that will maximize recoveries for the Company's creditors and stockholders and (b) to determine that the proposed labor concessions between the Company and the International Brotherhood of Teamsters are not the exclusive property of Yucaipa but, rather belong to the Company's (as a debtor) estate and may be enforced by the reorganized debtor regardless of whether the Yucaipa Plan or the Sopris Plan prevails. The terms of the Sopris Plan and a comparison of the Sopris Plan and the Yucaipa Plan are attached as annexes to the March 14, 2007 letter from Sopris Advisors which is included herein as Exhibit 7.01. The purpose of this Statement on Schedule 13D is to disclose that the Reporting Persons are no longer holding securities of the Company for investment purposes only.

         The Reporting Persons do not presently intend to acquire additional Common Stock or other securities of the Company. However, Sopris Advisors continuously evaluates the investments and holdings of Sopris Partners and its other clients and depending on various factors, could subsequently cause them to acquire or dispose of Common Stock or other securities of the Company. The

     CUSIP NO. 019223106                                        13D


amount, timing and conditions of any such possible purchase or sale will depend on Sopris Advisors' continuing assessment of all relevant factors including, without limitation, the Company's business and prospects and prospects in the industry and markets in which the Company operates, the performance of management and the actions of the Company's board of directors and other stockholders of the Company, other business and investment opportunities available to Sopris Partners, Sopris Advisors and Aspen Advisors, economic, stock market, commodity market and money market conditions, the availability and nature of opportunities for Sopris Partners, Sopris Advisors and Aspen Advisors to dispose of securities of the Company or to acquire additional securities of the Company, and other plans and requirements of Sopris Partners, Sopris Advisors and Aspen Advisors. Depending on Sopris Advisors' and Aspen Advisor's assessment of these factors from time to time, the Reporting Persons' intentions, as stated above, could change

Item 5.           Interest in Securities of the Issuer

(a, b)

         (i) Amount beneficially owned:

                      Sopris Partners and Sopris Capital:            400,295
                      Aspen Advisors:                                244,800
                      Sopris Advisors:                               645,095
                      Mr. Hecht:                                     889,895

         (ii) Percent of class:

                      Sopris Partners and Sopris Capital:            4.5%
                      Aspen Advisors:                                2.7%
                      Sopris Advisors:                               7.2%
                      Mr. Hecht:                                     9.9%


         (iii) Number of shares as to which the person has:

                  (A) Sole power to vote or to direct the vote:

                              Sopris Partners and Sopris Capital:    -0-
                              Aspen Advisors:                        -0-
                              Sopris Advisors:                       -0-
                              Mr. Hecht:                             -0-

                  (B) Shared power to vote or to direct the vote:

                              Sopris Partners and Sopris Capital:    400,295
                              Aspen Advisors:                        244,800
                              Sopris Advisors:                       645,095
                              Mr. Hecht:                             889,895

     CUSIP NO. 019223106                                        13D


                  (C) Sole power to dispose or to direct the disposition of:

                              Sopris Partners and Sopris Capital:    -0-
                              Aspen Advisors:                        -0-
                              Sopris Advisors:                       -0-
                              Mr. Hecht:                             -0-

                  (D) Shared power to dispose or to direct the disposition of:

                              Sopris Partners and Sopris Capital:    400,295
                              Aspen Advisors:                        244,800
                              Sopris Advisors:                       645,095
                              Mr. Hecht:                             889,895


         Of the shares reported as beneficially owned in this Statement on
Schedule 13D, 400,295 shares are owned directly by Sopris Partners and 244,800 shares are owned by private clients of each of Aspen Advisors and Sopris Advisors. Sopris Capital is the general partner of Sopris Partners and, as such, may be deemed to share beneficial ownership of the Common Stock owned directly by Sopris Partners. Mr. Hecht is the managing member of each of Aspen Advisors and Sopris Advisors and is the sole member of the managing member of Sopris Capital. As the managing member of Aspen Advisors and Sopris Advisors, the sole member of the managing member of Sopris Capital and the owner of a majority of the membership interests in each of Sopris Capital, Aspen Advisors and of Sopris Advisors, Mr. Hecht may be deemed to be the controlling person of Sopris Capital, Aspen Advisors and Sopris Advisors, and through Sopris Capital, Sopris Partners. Each of Aspen Advisors and Sopris Advisors, as investment manager for their respective private clients, and with respect to Sopris Advisors, also as investment manager for Sopris Partners, has discretionary investment authority over the Common Stock held by their respective private clients and Sopris Partners, as applicable. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock held by Sopris Partners and the private clients of Aspen Advisors and Sopris Advisors. Each of Sopris Partners and Sopris Capital disclaims any beneficial interest in the Common Stock owned by the accounts managed by Sopris Advisors and Aspen Advisors.

(c) During the 60 days preceding the filing of this Statement on Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the executive officers and directors of the Reporting Persons, has engaged in any transactions in Company Common Stock.

(d) The various private accounts of which Aspen Advisors and Sopris Advisors serves as investment manager have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Company. No such interest beneficially owned by any private account relates to more than 5% of the Common Stock of the Company.

     CUSIP NO. 019223106                                        13D


(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

Not applicable.

Item 7.           Material to be Filed as Exhibits

         Exhibit 7.01 Letter dated March 14, 2007 from Sopris Capital Advisors LLC to the Executive Chairman of the Board of Directors of Allied Holdings, Inc. and all annexes and exhibits attached thereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 14, 2007

                                        SOPRIS PARTNERS, SERIES A of
                                        SOPRIS CAPITAL PARTNERS, L.P.

                                        By:  SOPRIS CAPITAL, LLC
                                             Its general partner

                                        By: /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:    Nikos Hecht
                                            Title:   Sole Member of the Managing
                                            Member




                                        SOPRIS CAPITAL, LLC


                                        By: /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:    Nikos Hecht
                                            Title:   Sole Member of the
                                            Managing Member


                                        ASPEN ADVISORS LLC


                                        By: /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:    Nikos Hecht
                                            Title:   Managing Member



                                        SOPRIS CAPITAL ADVISORS, LLC


                                        By: /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:    Nikos Hecht
                                            Title:   Managing Member


                                            /s/ NIKOS HECHT
                                            ------------------------------------
                                            Nikos Hecht